Exhibit 99.4

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News release…

Date: 23 July 2003
Ref: PR309q

Production Report for the Quarter Ended 30 June 2003

•	Iron ore production in the second quarter of 2003 was 19 per cent above the second quarter of 2002 driven by strong demand from key markets. Shipments from Hamersley were six per cent above the second quarter of 2002 and port congestion is likely to remain an issue while demand remains strong. Shipments of West Angelas ore continue to firm reflecting widespread market acceptance and a growing customer base.

•	Rio Tinto’s share of aluminium production, including its additional share of Boyne Island that was purchased in July 2002, was two per cent above the second quarter of 2002. Production at Tiwai Point continued to be constrained by higher spot power prices in New Zealand and production from Boyne Island was affected by anode quality issues. Production of alumina was in line with the second quarter of 2002.

•	Production from the Australian and Indonesian coal operations was four per cent below the second quarter of 2002. Coal & Allied shut down for an extended period over Easter to reduce coal inventory levels caused by poor export market conditions.

•	Production of US coal was four per cent above the second quarter of 2002. Production and train availability were affected by unusually heavy rainfall in the second quarter of 2003.

•	Mined copper production was slightly above the second quarter of 2002. Increased production from Escondida following the commissioning of the new Laguna Seca concentrator offset the effect of the disposal of Rio Tinto’s 25 per cent interest in the Alumbrera mine which was completed in March 2003.

•	Mined gold production was three per cent above the second quarter of 2002. Higher grades at Grasberg more than offset lower grades at Kennecott Utah Copper and the sale of Peak and Alumbrera. Molybdenum and silver grades at Kennecott Utah Copper were also significantly lower.

•	Refined copper production was down 36 per cent and refined gold production was less than half that of the second quarter of 2002. The failure at the Kennecott Utah Copper acid plant reported in the first quarter led to anode shortages in the second quarter which significantly affected refinery production.

•	Production of industrial minerals reflected market demand. Titanium dioxide production continues to be managed in line with market demand with both QIT and RBM operating below capacity. Borates production was marginally higher than in the previous quarter.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

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For further information, please contact:

LONDON

Media Relations
Lisa Cullimore
Office: +44 (0) 20 7753 2305
Mobile: +44 (0) 7730 418 385

Investor Relations
Peter Cunningham
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7711 596 570
Richard Brimelow
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7753 783 825

Website: www.riotinto.com

AUSTRALIA

Media Relations
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309
Daphne Morros
Office: +61 (0) 3 9283 3639
Mobile: +61 (0) 408 360 764

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			HALF YEAR		% CHANGE
		2002	2003	2003	2002	2003	Q2 03	Q2 03	1H 03
		Q2	Q1	Q2	1H	1H	vs	vs	vs
Principal Commodities							Q1 03	Q2 03	1H 02

Alumina	(’000 t)	489	493	495	981	988	0%	1%	1%
Aluminium	(’000 t)	193.9	202.7	198.5	385.0	401.2	–2%	2%	4%
Borates	(’000 t)	130	139	143	260	282	3%	10%	8%
Coal – Australian and Indonesian	(’000 t)	10,852	10,474	10,450	21,873	20,924	0%	–4%	–4%
Coal – US	(’000 t)	26,020	25,424	26,944	51,873	52,368	6%	4%	1%
Copper – mined	(’000 t)	228.3	231.1	231.6	428.9	462.7	0%	1%	8%
Copper – refined	(’000 t)	108.7	96.0	69.2	212.8	165.2	–28%	–36%	–22%
Diamonds	(’000 cts)	8,433	7,156	6,560	14,610	13,716	–8%	–22%	–6%
Gold – mined	(’000 ozs)	745	765	765	1,431	1,530	0%	3%	7%
Gold – refined	(’000 ozs)	133	96	65	260	161	–32%	–51%	–38%
Iron ore	(’000 t)	21,600	23,167	25,623	44,107	48,790	11%	19%	11%
Titanium dioxide feedstock	(’000 t)	318	290	319	646	608	10%	0%	–6%

Other Metals & Minerals
Bauxite	(’000 t)	2,859	2,958	3,236	5,739	6,194	9%	13%	8%
Lead – mined	(’000 t)	9.5	10.0	11.5	17.9	21.4	15%	21%	20%
Molybdenum	(’000 t)	1.3	1.2	1.1	3.0	2.3	–8%	–18%	–23%
Nickel in matte	(tonnes)	1,290	2,619	523	3,353	3,142	–80%	–59%	–6%
Nickel – refined	(tonnes)	835	604	830	1,778	1,434	37%	–1%	–19%
Salt	(’000 t)	1,085	970	1,124	2,188	2,094	16%	4%	–4%
Silver – mined	(’000 ozs)	4,318	3,960	4,410	8,511	8,370	11%	2%	–2%
Silver – refined	(’000 ozs)	1,104	975	644	1,894	1,619	–34%	–42%	–15%
Talc	(’000 t)	346	358	328	669	686	–8%	–5%	3%
Tin	(tonnes)	36	–	24	159	24	–	–32%	–85%
Uranium	(tonnes)	1,131	873	1,484	2,291	2,357	70%	31%	3%
Zinc – mined	(’000 t)	22.8	26.8	29.0	45.3	55.8	8%	27%	23%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

RIO TINTO QUARTERLY PRODUCTION	Page 3

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RIO TINTO SHARE OF PRODUCTION

		2Q	3Q	4Q	1Q	2Q	1H	1H
	Interest	2002	2002	2002	2003	2003	2002	2003

ALUMINA
Production (’000 tonnes)
Eurallumina	56%	139	145	142	139	136	280	276
Queensland Alumina	39%	350	342	337	354	358	701	712

Rio Tinto total alumina production		489	487	479	493	495	981	988

ALUMINIUM
Refined production (’000 tonnes)
Anglesey	51%	17.2	17.6	18.1	18.3	18.3	35.4	36.6
Bell Bay	100%	39.9	41.6	42.1	40.7	41.8	80.2	82.5
Boyne Island (a)	59%	71.0	77.3	79.4	77.7	75.7	138.0	153.4
Tiwai Point	79%	65.9	65.6	68.8	66.1	62.7	131.5	128.8

Rio Tinto total aluminium production		193.9	202.0	208.4	202.7	198.5	385.0	401.2

BAUXITE
Production (’000 tonnes)
Boké	4%	121	121	118	58	179	243	236
Weipa	100%	2,738	2,863	2,882	2,901	3,057	5,496	5,958

Rio Tinto total bauxite production		2,859	2,984	3,000	2,958	3,236	5,739	6,194

BORATES
Borates (’000 tonnes B2O3content)
Rio Tinto total borate production	100%	130	132	136	139	143	260	282

COAL		Coal
Australian coal operations (’000 tonnes)		type
Coal & Allied Industries (b):
Bengalla	30%	S	493	359	459	393	538	768	931
Hunter Valley Operations	76%	S	1,831	1,791	1,716	1,789	1,617	3,249	3,406
	76%	M	659	465	640	606	609	1,427	1,215
Mount Thorley Operations	61%	S	340	363	386	309	219	702	528
	61%	M	295	229	221	216	200	622	416
Moura (c)	0%	S	139	–	–	–	–	407	–
	0%	M	230	–	–	–	–	552	–
Narama (c)	0%	S	–	–	–	–	–	135	–
Ravensworth East (c)	0%	S	–	–	–	–	–	281	–
Warkworth	42%	S	570	582	787	688	485	1,217	1,172
	42%	M	75	66	18	47	71	147	118
Pacific Coal:
Blair Athol Coal	71%	S	1,846	2,407	2,030	2,237	1,857	3,976	4,094
Kestrel Coal	80%	S	322	274	494	285	320	581	604
	80%	M	501	383	536	366	459	1,006	825
Tarong Coal	100%	S	1,422	1,254	1,695	1,451	1,738	2,736	3,189

Total Australian coal			8,724	8,172	8,981	8,386	8,112	17,806	16,498

Indonesian coal operations (’000 tonnes)
Kaltim Prima Coal (d)	50%	S	2,128	2,540	2,264	2,088	2,338	4,066	4,426

US coal operations (’000 tonnes)
Kennecott Energy
Antelope	100%	S	6,075	6,452	6,457	6,233	6,648	11,410	12,881
Colowyo (e)	100%	S	1,309	1,229	1,174	1,110	1,194	2,486	2,304
Cordero Rojo	100%	S	8,990	7,474	9,160	8,187	8,535	18,090	16,722
Decker	50%	S	1,046	1,196	1,198	679	730	2,118	1,409
Jacobs Ranch	100%	S	6,593	7,315	8,007	7,402	7,544	13,462	14,945
Spring Creek	100%	S	2,007	1,719	2,067	1,814	2,293	4,307	4,108

Total US coal			26,020	25,385	28,063	25,424	26,944	51,873	52,368

Rio Tinto total coal production			36,872	36,097	39,307	35,899	37,394	73,745	73,292

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
Key to coal type: S = Steaming/ thermal coal, M = Metallurgical/ coking coal.
See footnotes on page 7.

RIO TINTO QUARTERLY PRODUCTION	Page 4

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RIO TINTO SHARE OF PRODUCTION (continued)

		2Q	3Q	4Q	1Q	2Q	1H	1H
	Interest	2002	2002	2002	2003	2003	2002	2003

COPPER
Mine production (’000 tonnes)
Alumbrera (f)	0%	12.8	11.5	13.9	8.7	–	25.6	8.7
Bingham Canyon	100%	64.3	64.4	69.0	64.8	67.8	126.8	132.6
Escondida	30%	61.0	47.9	68.7	74.4	79.8	109.7	154.2
Grasberg – FCX (g)	15%	26.4	30.0	30.1	27.3	28.0	47.4	55.3
Grasberg – Joint Venture (g)	40%	39.1	39.6	40.9	33.7	34.5	67.5	68.3
Neves Corvo	49%	10.8	8.5	9.5	11.0	9.9	19.9	20.8
Northparkes	80%	8.4	6.7	6.1	5.7	5.4	17.9	11.1
Palabora	49%	5.5	6.0	5.6	5.5	6.1	14.1	11.6

Rio Tinto total mine production		228.3	214.4	243.8	231.1	231.6	428.9	462.7

Refined production (’000 tonnes)
Atlantic Copper (g)	16%	10.5	10.2	10.5	10.1	10.3	20.8	20.4
Escondida	30%	11.3	9.3	10.0	10.7	11.0	22.3	21.7
Kennecott Utah Copper	100%	76.1	68.1	74.6	67.4	38.5	151.0	105.9
Palabora	49%	10.8	11.3	10.0	7.8	9.4	18.8	17.3

Rio Tinto total refined production		108.7	99.0	105.1	96.0	69.2	212.8	165.2

DIAMONDS
Production (’000 carats)
Argyle (h)	100%	8,411	9,013	9,936	6,909	6,004	14,554	12,913
Diavik	60%	–	–	–	247	512	–	759
Merlin	100%	22	33	28	–	44	57	44

Rio Tinto total diamond production		8,433	9,046	9,964	7,156	6,560	14,610	13,716

GOLD
Mine production (’000 ounces)
Alumbrera (f)	0%	49	40	48	31	–	100	31
Barneys Canyon	100%	22	16	10	9	10	49	19
Bingham Canyon	100%	95	103	89	67	67	220	134
Cortez/Pipeline	40%	118	101	102	127	102	230	229
Escondida	30%	12	7	11	11	13	20	24
Grasberg – FCX (g)	15%	69	131	103	89	132	121	221
Grasberg – Joint Venture (g)	40%	141	208	227	163	241	227	404
Greens Creek	70%	20	18	18	16	19	37	35
Kelian	90%	115	158	109	166	112	218	277
Lihir	16%	25	22	27	21	21	49	42
Morro do Ouro	51%	30	30	27	25	27	58	52
Northparkes	80%	8	9	7	8	7	17	15
Peak (f)	0%	20	30	20	20	–	47	20
Rawhide	51%	11	9	10	7	9	23	16
Rio Tinto Zimbabwe	56%	6	5	4	3	4	12	7
Others	–	2	2	2	1	2	4	3

Rio Tinto total mine production		745	890	814	765	765	1,431	1,530

Refined production (’000 ounces)
Kennecott Utah Copper	100%	133	123	105	96	65	260	161

IRON ORE
Production (’000 tonnes)
Channar	60%	1,446	1,454	1,940	1,699	1,465	2,963	3,164
Corumbá	100%	201	282	271	221	282	305	503
Hamersley	100%	14,078	15,711	13,121	13,616	15,900	28,731	29,516
Iron Ore Company of Canada (i) (j)	59%	2,189	1,296	1,868	1,816	2,126	4,004	3,941
Robe River	53%	3,686	5,345	5,558	5,815	5,851	8,104	11,666

Rio Tinto total mine production		21,600	24,087	22,757	23,167	25,623	44,107	48,790

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 7.

RIO TINTO QUARTERLY PRODUCTION	Page 5

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RIO TINTO SHARE OF PRODUCTION (continued)

		2Q	3Q	4Q	1Q	2Q	1H	1H
	Interest	2002	2002	2002	2003	2003	2002	2003

LEAD
Mine production (’000 tonnes)
Greens Creek	70%	4.6	3.5	3.8	3.8	4.0	8.4	7.8
Zinkgruvan	100%	4.9	9.2	6.0	6.2	7.5	9.5	13.7

Rio Tinto total mine production		9.5	12.7	9.8	10.0	11.5	17.9	21.4

MOLYBDENUM
Mine production (’000 tonnes)
Bingham Canyon	100%	1.3	1.7	1.4	1.2	1.1	3.0	2.3

NICKEL
Nickel in matte (tonnes)
Fortaleza	100%	1,290	510	2,410	2,619	523	3,353	3,142
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe – Empress	56%	835	987	829	604	830	1,778	1,434

SALT
Production (’000 tonnes)
Dampier Salt	65%	1,085	1,223	1,255	970	1,124	2,188	2,094

SILVER
Mine production (’000 ounces)
Bingham Canyon	100%	924	866	841	762	808	1,956	1,570
Escondida	30%	244	182	259	315	360	453	675
Grasberg – FCX (g)	15%	201	233	219	236	255	352	491
Grasberg – Joint Venture (g)	40%	193	264	470	111	229	308	340
Greens Creek	70%	2,029	1,955	1,724	1,750	1,968	3,988	3,718
Zinkgruvan	100%	302	545	383	363	447	626	810
Others	–	425	383	372	422	343	827	765

Rio Tinto total mine production		4,318	4,427	4,269	3,960	4,410	8,511	8,370

Refined production (’000 ounces)
Kennecott Utah Copper	100%	1,104	1,178	965	975	644	1,894	1,619

TALC
Production (’000 tonnes)
Luzenac Group	99.9%	346	341	318	358	328	669	686

TIN
Mine production (tonnes)
Neves Corvo	49%	36	–	11	–	24	159	24

TITANIUM DIOXIDE FEEDSTOCK
Production (’000 tonnes)
Rio Tinto Iron & Titanium	100%	318	309	319	290	319	646	608

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	668	773	977	859	1,019	1,319	1,878
Rössing	69%	463	580	335	14	465	972	479

Rio Tinto total uranium production		1,131	1,353	1,311	873	1,484	2,291	2,357

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 7.

RIO TINTO QUARTERLY PRODUCTION	Page 6

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RIO TINTO SHARE OF PRODUCTION (continued)

		2Q	3Q	4Q	1Q	2Q	1H	1H
	Interest	2002	2002	2002	2003	2003	2002	2003

ZINC
Mine production (’000 tonnes)
Greens Creek	70%	12.4	11.1	11.9	12.1	13.4	23.8	25.5
Zinkgruvan	100%	10.4	13.6	12.9	14.7	15.6	21.5	30.3

Rio Tinto total mine production		22.8	24.7	24.8	26.8	29.0	45.3	55.8

(a)	Rio Tinto acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(b)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(c)	On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(d)	Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. On 21 July 2003 Rio Tinto announced that it had agreed to sell its 50% interest in PT Kaltim Prima Coal. Completion of the sale, which is subject to various approvals, is anticipated in October 2003.
(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(f)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.
(g)	Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 30 June 2003, a 14.9% share in the Grasberg mine and a 16.4% share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions of the Grasberg facilities since 1998.
(h)	Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(i)	Rio Tinto owns 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(j)	Rio Tinto increased its shareholding in Iron Ore Company of Canada from 56.1% to 58.7% on 20 December 2002.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

RIO TINTO QUARTERLY PRODUCTION	Page 7

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

ALUMINIUM
Rio Tinto Aluminium (a)

Total production at Rio Tinto's aluminium operations: Weipa (Rio Tinto 100%) in Queensland, Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Sardinia, Italy; Queensland Alumina (Rio Tinto 38.6%) in Queensland, Australia; Anglesey Aluminium (Rio Tinto 51%) in the UK; Bell Bay (Rio Tinto 100%) in Tasmania, Australia; Boyne Island (Rio Tinto 59.4% (b) ) in Queensland, Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)
Weipa mine
Beneficiated bauxite production (’000 tonnes)	2,738	2,863	2,882	2,901	3,057	5,496	5,958
Metal grade bauxite shipments (’000 tonnes)	2,783	2,737	2,882	2,778	2,768	5,513	5,546
Calcined bauxite production (’000 tonnes)	41	22	30	41	49	90	90
Boké mine
Bauxite production (’000 tonnes)	2,884	3,176	3,124	2,365	3,077	5,741	5,442
Eurallumina refinery
Alumina production (’000 tonnes)	248	259	253	248	243	499	491
Queensland Alumina refinery
Alumina production (’000 tonnes)	906	884	873	916	928	1,817	1,844
Anglesey Aluminium smelter
Primary aluminium production (’000 tonnes)	33.7	34.4	35.6	35.8	35.9	69.4	71.7
Bell Bay smelter
Primary aluminium production (’000 tonnes)	39.9	41.6	42.1	40.7	41.8	80.2	82.5
Boyne Island smelter (b)
Primary aluminium production (’000 tonnes)	130.2	133.1	131.8	129.7	129.0	255.3	258.7
Tiwai Point smelter
Primary aluminium production (’000 tonnes)	82.5	84.3	84.7	83.3	78.2	164.9	161.5
Sales of primary aluminium (’000 tonnes) (c)	200.5	189.4	203.4	191.1	210.6	392.5	401.8

(a)	From 1 June 2003, management of Rio Tinto's 51% interest in Anglesey Aluminium was transferred to the Aluminium product group from the Copper product group.
(b)	Rio Tinto acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.
(c)	Rio Tinto's share of sales of primary metal from its four smelting operations.

In the second quarter of 2003, the Weipa mine achieved, for the first time, three consecutive months of production greater than one million tonnes.

Alumina production from Queensland Alumina in the second quarter of 2003 continued at more normal levels compared with 2002 production which was affected by unexpected power outages and unscheduled maintenance.

Aluminium production for the second quarter of 2003 from the Tiwai Point and Boyne Island smelters was lower than in the previous quarter due to power constraints in New Zealand and the instability of lines 1 and 2 at Boyne resulting from anode quality. Tiwai Point resumed taking spot power on 21 June 2003 and began restarting cells at the rate of about half a cell per day.

Aluminium sales in the second quarter of 2003 were higher than in the previous quarter of 2003 due to a reduction of in-transit metal and some sales deferred from the previous quarter.

BORATES
Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)
Borates (’000 tonnes) (a)	130	132	136	139	143	260	282

(a)	Production is expressed as B2O2 content.

Production in the second quarter of 2003 was 3% higher than in the previous quarter and 10% higher than in the equivalent period of 2002.

RIO TINTO QUARTERLY PRODUCTION	Page 8

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COAL
Coal & Allied Industries Limited (a)

Total production and sales from the mines operated by Coal & Allied Industries in Australia:Bengalla (RioTinto 30%); HunterValley Operations (Rio Tinto76%); Mount Thorley Operations (Rio Tinto 61%); and Warkworth (Rio Tinto 42%), all in New South Wales.

(100% basis)
Bengalla mine
Thermal coal production (’000 tonnes)	1,696	1,228	1,517	1,298	1,776	2,640	3,074
Hunter Valley Operations
Thermal coal production (’000 tonnes)	2,518	2,448	2,266	2,363	2,136	4,469	4,499
Semi-soft coking coal production (’000 tonnes)	907	636	845	800	805	1,962	1,605
Mount Thorley Operations
Thermal coal production (’000 tonnes)	584	621	637	510	361	1,207	871
Semi-soft coking coal production (’000 tonnes)	508	392	365	356	330	1,070	686
Moura mine (b)
Thermal coal production (’000 tonnes)	348	–	–	–	–	1,018	–
Semi-soft coking coal production (’000 tonnes)	377	–	–	–	–	954	–
Coking coal production (’000 tonnes)	197	–	–	–	–	427	–
Narama mine (b)
Thermal coal production (’000 tonnes)	–	–	–	–	–	370	–
Ravensworth East mine (b)
Thermal coal production (’000 tonnes)	–	–	–	–	–	387	–
Warkworth mine
Thermal coal production (’000 tonnes)	1,411	1,430	1,871	1,634	1,152	3,013	2,786
Semi-soft coking coal production (’000 tonnes)	186	162	42	112	168	364	280
Total Coal & Allied Industries
Total coal production (’000 tonnes)	8,732	6,915	7,544	7,074	6,728	17,881	13,802

Total sales (’000 tonnes) (c)	8,425	6,851	7,486	7,174	6,633	17,211	13,807

(a)	Rio Tinto increased its stake in Coal & Allied from 72.7% to 75.7% on 17 September 2002.
(b)	The sale of Coal & Allied's share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Total production for the second quarter of 2003 was nearly 5% lower than in the first quarter of 2003 as production was adjusted to align with market demand. Higher production from the Bengalla mine in the second quarter of 2003 resulted from mining a highly productive area of the pit. The quarter on quarter variation in production from Bengalla is a result of the mining sequence.

Operational changes are being implemented from August 2003 to reduce saleable production capacity by 3.6 million tonnes. In addition, clean coal stockpiles will be cut by 500,000 tonnes and in-pit inventories by 1.5 million tonnes. The changes include moving from seven day to five day rosters, working less overtime and reducing the use of contract labour across the operations. Bengalla will not be impacted by these changes.

Shipments for the second quarter of 2003 were 7.5% lower than in the first quarter of 2003 and 21% lower than in the second quarter of 2002, reflecting the decision to reduce sales due to soft markets for export thermal coal.

Kaltim Prima Coal

Total production and shipments from the Kaltim Prima Coal mine (Rio Tinto 50% (a) ) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (d) on page 7).

(100% basis)
Thermal coal:
Production (’000 tonnes)	4,256	5,080	4,527	4,177	4,675	8,133	8,852
Shipments (’000 tonnes)	3,546	4,871	4,911	4,522	3,937	7,405	8,459

(a)	On 21 July 2003, Rio Tinto announced that it had agreed to sell its 50% interest in PT Kaltim Prima Coal. Completion of the sale, which is subject to various approvals, is anticipated in October 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 9

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COAL (continued)
Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility – (see footnote (e) on page 7); Cordero Rojo (Rio Tinto 100%) in Wyoming; Decker (Rio Tinto 50%) in Montana; Jacobs Ranch (Rio Tinto 100%) in Wyoming and Spring Creek (Rio Tinto 100%) in Montana.

(100% basis)
Antelope mine
Thermal coal production (’000 tonnes)	6,075	6,452	6,457	6,233	6,648	11,410	12,881
Colowyo mine
Thermal coal production (’000 tonnes)	1,309	1,229	1,174	1,110	1,194	2,486	2,304
Cordero Rojo mine
Thermal coal production (’000 tonnes)	8,990	7,474	9,160	8,187	8,535	18,090	16,722
Decker mine
Thermal coal production (’000 tonnes)	2,092	2,391	2,395	1,357	1,460	4,235	2,817
Jacobs Ranch mine
Thermal coal production (’000 tonnes)	6,593	7,315	8,007	7,402	7,544	13,462	14,945
Spring Creek mine
Thermal coal production (’000 tonnes)	2,007	1,719	2,067	1,814	2,293	4,307	4,108
Total Kennecott Energy
Total coal production (’000 tonnes)	27,066	26,580	29,260	26,103	27,674	53,990	53,777

Production in the first half of 2003 was slightly lower than in the first half of 2002 due in part to lower market demand. Unusually high rainfall during the first half of 2003, and in particular in the second quarter of 2003, both at the Powder River Basin mine sites and in the Midwest, adversely affected production and train availability.

Pacific Coal

Total production and sales from the mines operated by Pacific Coal in Queensland, Australia: Blair Athol Coal (Rio Tinto 71.2%), Kestrel Coal (Rio Tinto 80%) and Tarong Coal (Rio Tinto 100%).

(100% basis)
Blair Athol Coal mine
Thermal coal:
Production (’000 tonnes)	2,591	3,379	2,849	3,140	2,607	5,581	5,747
Sales (’000 tonnes)	2,429	3,413	2,913	3,237	2,689	5,978	5,925
Kestrel Coal mine
Thermal coal:
Production (’000 tonnes)	403	342	617	356	400	726	756
Sales (’000 tonnes)	169	101	135	404	163	269	567
Coking coal:
Production (’000 tonnes)	626	479	670	458	574	1,257	1,032
Sales (’000 tonnes)	456	330	394	122	274	754	395
Semi-hard coking coal: (a)
Sales (’000 tonnes)	485	567	380	449	475	681	925
Tarong Coal mine
Thermal coal:
Production (’000 tonnes)	1,422	1,254	1,695	1,451	1,738	2,736	3,189
Sales (’000 tonnes)	1,273	1,404	1,503	1,635	1,614	2,515	3,249

Total Pacific Coal
Total coal production (’000 tonnes)	5,042	5,453	5,831	5,405	5,319	10,300	10,723

(a)	Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Lower Blair Athol production and sales for the second quarter of 2003 compared with the first quarter of 2003 were mainly the result of restricted access to a single mining face and a maintenance shutdown at the coal plant. Tarong production was higher in the second quarter of 2003 compared with the first quarter of 2003 following commissioning of the Tarong North Power Station.

RIO TINTO QUARTERLY PRODUCTION	Page 10

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD
Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 0% (a) ) in Argentina.

(100% basis)
Ore treated (’000 tonnes)	7,676	8,033	8,704	7,053	–	14,821	7,053
Average ore grades:
Copper (%)	0.75	0.62	0.69	0.54	–	0.75	0.54
Gold (g/t)	1.02	0.78	0.85	0.69		1.06	0.69

Concentrates produced (’000 tonnes)	187.4	168.0	204.7	130.9	–	370.8	130.9

Copper in concentrates:
Production (’000 tonnes)	51.2	45.9	55.6	34.9	–	102.2	34.9
Sales (’000 tonnes)	49.0	41.1	53.0	37.0	–	99.9	37.0

Production of gold in concentrates (’000 ounces)	183	148	176	108	–	370	108
Production of gold in doré (’000 ounces)	15	13	17	16	–	30	16
Total gold sales (’000 ounces)	191	148	187	132	–	394	132

(a)	Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

(100% basis)
Sulphide ore treated (’000 tonnes)	11,312	10,141	14,631	16,744	16,416	21,764	33,160
Average copper grade (%)	1.74	1.45	1.59	1.49	1.62	1.64	1.55
Mill production (metals in concentrates):
Contained copper (’000 tonnes)	170.3	125.6	191.8	210.8	230.7	305.2	441.5
Contained gold (’000 ounces)	41	23	35	37	43	68	80
Contained silver (’000 ounces)	813	606	864	1,050	1,200	1,511	2,250

Oxide ore treated (’000 tonnes)	3,240	3,316	3,164	3,408	3,188	6,294	6,596
Average copper grade (%)	1.02	1.03	1.18	1.10	1.11	0.96	1.10
Contained copper in leachate/mined material (’000 tonnes)	33	34	37	37	35	61	73

Refined production:
Oxide plant production (’000 tonnes)	37.5	31.1	33.3	35.5	36.8	74.3	72.3

Escondida mill production for the first half of 2003 reflected the start of the new Laguna Seca concentrator in the fourth quarter of 2002. Lower ore grades during the first half of 2003 compared with the first half of 2002 were in line with the previously announced plan to constrain copper production at Escondida.

RIO TINTO QUARTERLY PRODUCTION	Page 11

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD (continued)
Freeport-McMoRan Copper & Gold

Total production and sales at Grasberg (Rio Tinto 14.9% (a) ) in Papua, Indonesia, and Atlantic Copper (Rio Tinto 16.4%) in Spain.

(100% basis)
Grasberg mine
Ore treated (’000 tonnes)	21,806	20,220	21,996	21,438	20,141	43,785	41,579
Average mill head grades:
Copper (%)	1.14	1.31	1.23	1.15	1.24	1.02	1.19
Gold (g/t)	0.98	1.85	1.44	1.26	1.95	0.85	1.59
Silver (g/t)	3.63	4.01	4.05	3.88	4.18	3.19	4.02
Production of metals in concentrates:
Copper in concentrates (’000 tonnes)	215.1	239.8	241.6	216.5	223.1	383.0	439.6
Gold in concentrates (’000 ounces)	599	1,086	913	760	1,126	1,031	1,886
Silver in concentrates (’000 tonnes)	1,532	1,822	1,928	1,692	1,944	2,652	3,636

Sales of payable metals in concentrates: (b)
Copper in concentrates (’000 tonnes)	194.2	242.6	234.6	210.7	212.1	355.9	422.8
Gold in concentrates (’000 ounces)	516	1,096	902	742	1,080	936	1,823
Silver in concentrates (’000 ounces)	1,090	1,476	1,487	1,315	1,485	1,953	2,800

(a)	See note (g) on page 7 for details of Rio Tinto's 14.9% interest in Grasberg and 40% interest in the expansion.
(b)	Net of smelter deductions.

In the second quarter of 2003, copper and gold production and sales improved compared with the first quarter of 2003 and the second quarter of 2002 because of higher average mill head grades, particularly for gold.

Atlantic Copper smelter
Concentrates and scrap smelted (’000 tonnes)	242.5	258.2	257.7	242.1	244.6	500.8	486.7
Copper anodes produced (’000 tonnes) (c)	69.0	74.6	77.2	72.4	74.3	146.2	146.7
Copper cathodes produced (’000 tonnes)	63.6	61.5	63.5	61.2	62.5	125.4	123.7
Copper cathode sales (’000 tonnes) (d)	63.7	62.2	65.0	62.9	63.6	125.3	126.5

(c)	New metal excluding recycled material.
(d)	Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining
Total production and sales at the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)
Ore treated (’000 tonnes)	1,857	1,787	1,953	1,844	1,833	3,573	3,677
Average ore grades:
Gold (g/t)	2.71	3.83	2.66	3.71	2.53	2.66	3.12
Silver (g/t)	5.09	5.92	4.55	5.83	5.11	5.01	5.47
Production:
Gold (’000 ounces)	128	176	121	184	124	242	308
Silver (’000 ounces)	89	96	75	112	96	177	208
Sales:
Gold (’000 ounces)	125	154	154	150	147	234	297
Silver (’000 ounces)	256	129	115	154	–	256	154

Ore treated during the second quarter of 2003 was consistent with prior quarters. During the second quarter of 2003, mining activities ceased and lower grade stockpiled ore was processed. Silver sales were deferred until a saleable quantity is accumulated.

RIO TINTO QUARTERLY PRODUCTION	Page 12

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD (continued)
Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)
Cortez/Pipeline mine
Ore treated
Milled (’000 tonnes)	837	873	868	919	791	1,662	1,709
Leached (’000 tonnes)	2,339	1,770	2,924	2,538	3,261	6,143	5,799
Sold for roasting (’000 tonnes)	96	13	82	140	151	198	291
Average ore grade: gold
Milled (g/t)	8.19	7.17	6.14	8.92	5.83	8.24	7.49
Leached (g/t)	0.99	0.98	1.00	1.09	1.06	1.06	1.07
Sold for roasting (g/t)	8.77	7.96	8.66	7.83	6.63	8.63	7.21
Gold produced (’000 ounces)	296	252	256	317	254	574	572

Mill and roast throughput increased during the first half of 2003 whilst leach throughput was slightly lower. Total gold production in the first half of 2003 was similar to that produced in the same period of 2002.

Greens Creek mine
Ore treated (’000 tonnes)	167	168	170	171	176	327	347
Average ore grades:
Gold (g/t)	7.57	6.93	6.81	6.31	6.97	7.05	6.64
Silver (g/t)	688	701	595	604	655	705	630
Zinc (%)	13.3	11.8	12.4	12.9	13.4	12.9	13.2
Lead (%)	5.3	4.4	4.4	4.6	4.7	5.0	4.7
Metals produced in concentrates:
Gold (’000 ounces)	29	25	25	23	27	53	50
Silver (’000 ounces)	2,887	2,782	2,454	2,491	2,801	5,676	5,292
Zinc (’000 tonnes)	17.6	15.8	16.9	17.3	19.0	33.8	36.3
Lead (’000 tonnes)	6.6	5.0	5.4	5.3	5.7	11.9	11.1

Silver grade improved in the second quarter of 2003 compared with the first quarter, as a result of mine sequencing and mining higher silver grade ore zones.

Rawhide mine
Ore treated (’000 tonnes)	1,313	1,330	1,335	1,230	384	2,720	1,614
Average ore grades:
Gold (g/t)	1.11	1.01	0.69	0.51	0.51	1.07	0.51
Silver (g/t)	14.8	14.4	13.3	9.4	9.1	14.5	9.4
Metals produced in doré:
Gold (’000 ounces)	22	18	19	14	17	45	32
Silver (’000 ounces)	212	149	134	127	158	405	285

Mining operations were completed in October 2002. Processing of stockpiled ores was completed in May 2003. Gold production will continue from the leach pads while site reclamation activities are underway.

RIO TINTO QUARTERLY PRODUCTION	Page 13

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD (continued)
Kennecott Utah Copper

Total production at Barneys Canyon, Bingham Canyon, and the Kennecott smelter and refinery (all Rio Tinto 100%) in Utah, US.

Barneys Canyon mine
Ore treated (’000 tonnes)	–	–	–	–	–	102	–
Average ore grade: gold (g/t)	–	–	–	–	–	1.17	–
Gold produced in doré and concentrates (’000 ounces)	22	16	10	9	10	49	19

Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine
Ore treated (’000 tonnes)	9,840	10,256	10,625	10,929	11,284	19,839	22,213
Average ore grade:
Copper (%)	0.70	0.67	0.71	0.68	0.67	0.69	0.67
Gold (g/t)	0.41	0.43	0.36	0.28	0.25	0.49	0.27
Silver (g/t)	3.50	3.22	3.02	2.99	2.67	3.72	2.82
Molybdenum (%)	0.034	0.037	0.026	0.022	0.020	0.036	0.021
Copper concentrates produced (’000 tonnes)	251	243	279	282	287	470	569
Average concentrate grade (% Cu)	25.5	26.5	24.6	22.9	23.6	26.9	23.3
Production of metals in copper concentrates:
Copper (’000 tonnes) (a)	64.3	64.4	69.0	64.8	67.8	126.8	132.6
Gold (’000 ounces)	95	103	89	67	67	220	134
Silver (’000 ounces)	924	866	841	762	808	1,956	1,570
Molybdenum concentrates produced (’000 tonnes):	2.5	3.1	2.6	2.2	2.3	5.5	4.5
Molybdenum in concentrates (’000 tonnes)	1.3	1.7	1.4	1.2	1.1	3.0	2.3
Kennecott smelter & refinery
Copper concentrates smelted (’000 tonnes)	279	259	300	231	261	537	492
Copper anodes produced (’000 tonnes) (b)	74.6	63.4	79.0	53.7	53.2	151.3	106.9
Production of refined metal:
Copper (’000 tonnes)	76.1	68.1	74.6	67.4	38.5	151.0	105.9
Gold (’000 ounces) (c)	133	123	105	96	65	260	161
Silver (’000 ounces) (c)	1,104	1,178	965	975	644	1,894	1,619

(a)	Includes a small amount of copper in precipitates.
(b)	New metal excluding recycled material.
(c)	Includes gold and silver in intermediate products.

By-product grades continued to fall in the second quarter of 2003 and are now significantly lower than last year. As previously announced, lower by-product grades are expected to continue until 2005.

Anode production in both the first and second quarters of 2003 was affected by the failure of the final absorption tower of the acid plant in March 2003, which stopped smelter production for three weeks. Anode production was also affected by the processing of lower grade concentrates. Copper to sulphur ratios were also lower. The resultant shortage of anodes caused output of refined copper, gold and silver to be significantly lower in the second quarter. The refinery returned to full capacity at the end of the second quarter of 2003.

Lihir Gold

Total production at the Lihir mine (Rio Tinto 16.3%) in Papua New Guinea.

(100% basis)
Ore treated (’000 tonnes)	968	891	1,063	933	924	1,873	1,857
Average ore grade: gold (g/t)	5.64	5.25	5.44	4.92	4.65	5.57	4.79
Gold produced (’000 ounces) (a)	154	138	168	131	128	301	259

(a) Gold production represents quantity of gold poured.

Ore treated and gold produced in the second quarter of 2003 were affected by a 10 day total shutdown of the plant, at the end of May, for maintenance of the SAG mill and autoclaves. Gold production was further affected by lower grades.

RIO TINTO QUARTERLY PRODUCTION	Page 14

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD (continued)
Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

(100% basis)
Sulphide ore treated (’000 tonnes)	1,399	1,237	1,331	1,306	1,315	2,796	2,621
Average ore grades:
Copper (%)	0.91	0.81	0.69	0.67	0.62	0.95	0.64
Gold (g/t)	0.34	0.41	0.31	0.31	0.32	0.34	0.32

Copper concentrates produced (’000 tonnes)	29.9	23.0	20.1	20.1	18.7	60.1	38.9

Contained copper in concentrates:
Saleable production (’000 tonnes)	10.5	8.4	7.6	7.1	6.8	22.4	13.9
Sales (’000 tonnes) (a)	8.9	5.9	4.7	8.0	3.8	19.3	11.8

Contained gold in concentrates:
Saleable production (’000 ounces)	10.1	11.0	8.4	9.5	9.0	21.4	18.5
Sales (’000 ounces) (a)	7.7	6.6	6.0	13.4	6.0	18.1	19.4

(a)	Rio Tinto's 80% share of material from the Joint Venture.

Copper production continued to decline, reflecting lower realised head grades from the near exhausted E26 Lift 1 orebody. This trend will continue until E26 Lift 2 commences production in 2004 and reaches its full potential in 2005.

Palabora

Total production at Palabora (Rio Tinto 49.2%) in South Africa.

(100% basis)
Palabora mine
Ore treated (’000 tonnes)	2,005	2,722	2,648	2,453	2,726	4,563	5,179
Average ore grade: copper (%)	0.66	0.54	0.56	0.59	0.60	0.72	0.60
Copper concentrates produced (’000 tonnes)	35.9	40.5	35.7	35.3	38.2	91.8	73.5
Average concentrate grade: copper (%)	31.2	29.9	31.9	31.5	32.7	31.3	32.1
Copper in concentrates (’000 tonnes)	11.2	12.1	11.4	11.1	12.5	28.8	23.6
Palabora smelter/refinery
New concentrate smelted on site (’000 tonnes)	64.5	68.7	59.7	57.5	73.7	130.2	131.2
New copper anodes produced (’000 tonnes) (a)	23.1	22.5	18.9	15.8	20.1	40.9	35.9
Refined new copper produced (’000 tonnes)	22.0	23.0	20.4	15.9	19.2	38.2	35.1
By-products:
Magnetite concentrate (’000 tonnes)	49	31	40	44	51	101	95
Refined nickel sulphate (tonnes)	88	67	85	61	27	161	88
Vermiculite plant
Vermiculite produced (’000 tonnes)	57.1	62.5	59.8	51.2	53.9	101.1	105.1

(a)	Contained copper in anodes; anode production includes a small amount produced from purchased material.

Ore grade and tonnage treated rose during the second quarter of 2003 in line with an improvement in underground production. The underground mine produced at an average rate of 16,300 tonnes per day in June 2003 and a record single day's production of 24,400 tonnes was achieved during the month. Work is ongoing to reach the target level of 30,000 tonnes per day by the end of 2003. New copper in concentrate production was in line with ore supply. Total concentrate smelted comprised run-of-mine production, smelter secondaries, low grade concentrate stocks and imported concentrate. Anode and refined copper production were in line with the availability of concentrate.

RIO TINTO QUARTERLY PRODUCTION	Page 15

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD (continued)
Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 0% (a) ) in New South Wales, Australia.

Ore treated (’000 tonnes)	151	159	144	144	–	307	144
Average ore grades:
Gold (g/t)	4.74	6.33	5.13	5.23	–	5.29	5.23
Silver (g/t)	3.16	2.79	3.09	3.16	–	3.16	3.16
Copper (%)	0.28	0.21	0.21	0.13	–	0.36	0.13
Lead (%)	0.21	0.22	0.15	0.11	–	0.25	0.11
Zinc (%)	0.19	0.35	0.13	0.00	–	0.31	0.00
Bullion produced (’000 ounces)	23	32	23	23	–	50	23
Containing:
Gold (’000 ounces)	18	29	20	20	–	43	20
Silver (’000 ounces)	3	5	3	3	–	5	3
Gold recovered in concentrates (’000 ounces)	2	1	0	–	–	4	–

Total gold production (’000 ounces)	20	30	20	20	–	47	20

Bullion sales (fine gold) ((’000 ounces)	18	26	22	20	–	45	20
Copper in concentrate (’000 tonnes):
Production	0.1	0.0	0.0	–	–	0.3	–
Sales	–	0.8	0.2	–	–	–	–

(a)	Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 20.

Rio Tinto Brasil Limitada

Total production at Morro do Ouro (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)
Morro do Ouro mine
Ore treated (’000 tonnes)	4,722	4,406	4,544	4,530	4,586	9,414	9,116
Average ore grade: gold (g/t)	0.49	0.55	0.48	0.44	0.46	0.49	0.45
Refined gold produced (’000 ounces)	59	59	52	49	53	114	102

Gold production in the first half of 2003 was below the 2002 average due to mining in a lower grade area of the pit with harder ores.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe's gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Patchway mine (a)
Ore treated (’000 tonnes)	21	24	15	19	19	44	38
Average ore grade: gold (g/t)	3.47	2.53	2.01	2.17	2.10	3.96	2.13
Total gold produced (’000 ounces)	2	2	1	1	1	5	2
Renco mine
Ore treated ’000 tonnes)	65	63	65	49	60	126	109
Average ore grade: gold (g/t)	4.68	3.95	3.46	3.80	3.56	4.85	3.67
Total gold produced (’000 ounces)	9	7	7	5	6	17	11

Total Rio Tinto Zimbabwe
Total gold produced (’000 ounces)	11	9	8	6	7	21	13

(a)	Includes low grade material.

RIO TINTO QUARTERLY PRODUCTION	Page 16

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

COPPER & GOLD (continued)
Somincor

Total production at Neves Corvo (Rio Tinto 49%) in Portugal.

(100% basis)
Neves Corvo mine
Total ore treated (’000 tonnes) (a)	475	406	423	425	474	928	899
of which, treated to extract tin (’000 tonnes)	7	–	2	–	8	14	8
Average ore grades:
Copper (%)	5.26	4.87	5.23	6.00	5.07	5.06	5.51
Tin (%)	2.09	–	2.87	–	1.74	3.38	1.74
Copper production:
Copper concentrates produced (’000 tonnes)	90.8	72.3	81.7	93.8	85.5	165.4	179.4
Copper concentrate grade: copper (%)	24.3	23.9	23.7	23.9	23.5	24.5	23.7
Copper in concentrates produced (’000 tonnes)	22.1	17.3	19.4	22.4	20.1	40.5	42.5
Tin production:
Tin concentrates produced (’000 tonnes)	0.1	–	0.0	–	0.1	0.5	0.1
Tin concentrate grade: tin (%)	60.5	–	72.9	–	57.5	61.8	57.5
Tin in concentrates produced (’000 tonnes)	0.1	–	0.0	–	0.0	0.3	0.0

(a)	Total ore treated for both copper and tin production.

Tin production resumed in the second quarter of 2003.

DIAMONDS
Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 100% (a) ) in Western Australia.

(100% basis)

Ore processed (’000 tonnes):
AK1 ore	2,519	2,558	2,525	2,509	2,305	5,020	4,814
Alluvial ore	780	851	348	–	–	1,662	–

Total ore processed	3,299	3,409	2,873	2,509	2,305	6,683	4,814

Diamonds produced (’000 carats):
AK1	8,241	8,599	9,482	6,909	6,004	14,119	12,913
Alluvial	174	414	455	–	–	451	–

Total produced	8,415	9,013	9,936	6,909	6,004	14,570	12,913

(a)	Rio Tinto’s interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed from the AK1 pit was lower than in previous quarters due to extended maintenance in June. Carats produced reflected lower ore grade from the northern areas of the pit, in accordance with mining schedules. Production from the alluvial mining areas ceased in the fourth quarter of 2002.

Diavik Diamonds

Total production from mining operations at Diavik Diamonds (Rio Tinto 60%) in the Northwest Territories, Canada.

Ore processed (’000 tonnes)	–	–	–	202	304	–	506
Diamonds recovered (’000 carats)	–	–	–	411	854	–	1,265

The process plant ramp-up continued ahead of schedule with ore processed during the second quarter of 2003 representing approximately 62% of design capacity. Diamond head grade is increasing as mining moves into the more competent ore body although it continues to be influenced by processing the mud-rich rock type that overlays the orebody. The influence of this mud-rich rock type on the recovered grade should diminish as mining moves deeper into the ore body.

Merlin

Total production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

Ore processed (’000 tonnes)	195	184	217	204	33	385	237
Diamonds recovered (’000 carats)	22	33	28	–	44	57	44

Ore mining and processing ceased during the second quarter of 2003.

RIO TINTO QUARTERLY PRODUCTION	Page 17

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

IRON ORE
Hamersley Iron

Total production and shipments for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%); all in Western Australia.

(100% basis)

Saleable iron ore produced (’000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	14,078	15,711	13,121	13,616	15,900	28,731	29,516
Channar	2,409	2,423	3,233	2,832	2,442	4,938	5,274

Total production	16,487	18,134	16,354	16,448	18,341	33,669	34,789

Total shipments (’000 tonnes)	16,984	19,284	19,029	17,762	17,948	30,163	35,710

Improved throughput rates lifted production in the second quarter of 2003 by 11% compared with the second quarter of 2002. Production was up a similar amount compared with the first quarter of 2003, which was affected by adverse weather conditions. Shipments in the second quarter of 2003 continued to benefit from strong demand from key markets, notably China, Taiwan and Japan, which were up by 43%, 36% and 16% respectively compared with the second quarter of 2002. Port congestion is likely to remain an issue while demand remains strong.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 58.7% (a) ) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)
Carol Lake operations
Saleable production:
Concentrates (’000 tonnes)	1,568	532	494	272	712	2,157	984
Pellets (’000 tonnes)	2,334	1,778	2,816	2,820	2,908	4,981	5,728
Shipments:
Concentrate (’000 tonnes)	869	973	605	290	570	1,573	860
Pellets (’000 tonnes)	3,094	3,612	3,461	1,963	3,761	4,464	5,724

(a)	Rio Tinto increased its shareholding in IOC from 56.1% to 58.7% on 20 December 2002.

Concentrate shipments continue to be production constrained. Concentrate production was adversely affected by the prolonged commissioning of the new control system on the automatic train operating system, crusher breakdowns and lower recoveries. Concentrate was diverted to support pellet production for which demand was strong.

Rio Tinto Brasil

Total production at Corumbá (Rio Tinto 100%) in Mato Grosso do Sul, Brazil.

Corumbá mine
Total iron ore production (’000 tonnes) (a)	201	282	271	221	282	305	503

(a)	Production includes by-product fines.

Production in the first half of 2003 was higher than for the first half of 2002 due to increased customer demand. This was despite the seasonal low river level early in 2003 which restricted shipping.

Robe River Iron Associates

Total production and shipments from Robe River Iron Associates operations (Rio Tinto 53%) in Western Australia.

(100% basis)
Pannawonica mine
Saleable iron ore production (’000 tonnes)	6,275	8,186	8,639	8,055	8,361	14,481	16,416
Sales (’000 tonnes)	7,179	8,848	7,612	7,054	8,137	15,513	15,191
West Angelas mine
Saleable iron ore production (’000 tonnes)	680	1,898	1,847	2,917	2,678	809	5,595
Sales (’000 tonnes)	131	1,777	1,532	2,908	2,943	131	5,851

Production of Robe River ore from the Pannawonica mine for the second quarter of 2003 was 33% higher than in the second quarter of 2002, which was affected by an extended plant shut in April 2002. Sales of Robe River ore in the second quarter of 2003 were up 15% compared with the first quarter of 2003 in response to continued strong demand from key markets.

Production of West Angelas ore in the second quarter of 2003 was 8% lower than in the first quarter of 2003, as the operation focused on moving waste ore in preparation for the accelerated ramp-up in the second half of 2003. Shipments continued to firm reflecting widespread market acceptance and an increasing customer base for West Angelas Marra Mamba ore.

RIO TINTO QUARTERLY PRODUCTION	Page 18

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

NICKEL
Rio Tinto Brasil

Total nickel in matte production at the Fortaleza (Rio Tinto 100%) in Brazil.

Fortaleza mine
Production (tonnes)	1,290	510	2,410	2,619	523	3,353	3,142

Nickel production in the first half of 2003 was below the first half of 2002 due to a halt in production following a fatal accident in April 2003. Mining resumed in July 2003 following modifications to mining methods.

Rio Tinto Zimbabwe

Toll refined metal production at the Empress Nickel (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Empress Nickel refinery
Production (tonnes)	1,489	1,761	1,479	1,078	1,481	3,172	2,559

SALT
Dampier Salt

Total production of salt from Dampier, Lake MacLeod and Port Hedland (Rio Tinto 64.9%) in Western Australia.

(100% basis)
Salt production (’000 tonnes)	1,671	1,883	1,933	1,493	1,731	3,370	3,224

TALC
The Luzenac Group

Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).

(100% basis)
Talc production (’000 tonnes)	347	341	318	358	329	669	687

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium

Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.

(Rio Tinto share)
Titanium dioxide feedstock production (’000 tonnes)	318	309	319	290	319	646	608

Titanium dioxide feedstock production in the second quarters of 2003 and 2002 was virtually the same. However, due to reduced production output in the first quarter of 2003, titanium dioxide feedstock produced in the first half of 2003 was 6% lower than during the same period of 2002.

RIO TINTO QUARTERLY PRODUCTION	Page 19

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OPERATIONAL DATA

	2Q	3Q	4Q	1Q	2Q	1H	1H
	2002	2002	2002	2003	2003	2002	2003

URANIUM
Energy Resources of Australia Ltd

Total uranium production at Ranger (Rio Tinto 68.4%) in the Northern Territory, Australia.

(100% basis)
Ranger mine
Production (tonnes U3O8)	977	1,130	1,428	1,256	1,490	1,928	2,746

Production of U3O8in the second quarter of 2003 was nearly 19% higher than in the first quarter of 2003 and 52.5% higher than in the second quarter of 2002 to meet ongoing sales commitments.

Rössing Uranium Ltd

Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)
Production (tonnes U3O8)	675	846	488	20	678	1,418	698

The Rössing plant did not operate during the first quarter of 2003, while a new coarse tailings conveyor was installed. During the first quarter, shipments and sales were made from stock as planned.

ZINC
Zinkgruvan Mining AB

Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.

Ore treated (’000 tonnes)	188	188	163	167	189	385	356
Average ore grades:
Zinc (%)	6.1	8.0	8.6	9.5	9.1	6.2	9.3
Lead (%)	3.0	5.3	4.2	4.3	4.4	2.9	4.4
Silver (g/t)	69	119	104	99	101	70	101
Production of zinc concentrate (’000 tonnes)	18.9	24.6	23.3	26.3	28.2	38.9	54.5
Production of lead concentrate (’000 tonnes)	7.2	13.1	8.5	9.1	11.0	14.4	20.1

Production of metal in concentrates:
Zinc (’000 tonnes)	10.4	13.6	12.9	14.7	15.6	21.5	30.3
Lead (’000 tonnes)	4.9	9.2	6.0	6.2	7.5	9.5	13.7
Silver (’000 ounces)	302	545	383	363	447	626	810

Zinc production in the first two quarters of 2003 was higher than in all quarters of 2002, reflecting the higher grades in all metals.

RIO TINTO QUARTERLY PRODUCTION	Page 20

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EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the first half of 2003 was US$64 million compared with US$58 million for the first half of 2002.

Ongoing Programmes

Country	Commodity	Programme Summary

Peru	Copper	Exploration drilling concluded during the quarter at the Marcona copper project in Peru.

USA	Copper	Evaluation of the Resolution project continues

Iran	Gold	Exploration and metallurgical test work continued at the Dashkasan gold project.

Turkey	Gold	Drilling and metallurgical studies continued at the Cöpler gold project in Turkey.

Africa	Diamonds	Further drilling was completed on targets in Botswana. Drilling was completed at the Aredor project in Guinea with no further work planned.

Canada	Diamonds	Exploration continued on kimberlite targets in Ontario, Nunavut and on Brodeur

India	Diamonds	Exploration continued on granted reconnaissance permits in Andhra Pradesh, Karnataka and Chhattisgarh.

Australia	Iron Ore	Drilling on targets in the Hamersley Basin commenced during the quarter.

Guinea	Iron Ore	Evaluation work continued at the Simandou project as a preliminary to initiation of an Order of Magnitude study.

RIO TINTO QUARTERLY PRODUCTION	Page 21

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		Page
Gold (continued)

Lihir	Papua New Guinea	14
Morro do Ouro	Brazil	16
Northparkes	Australia	15
Peak	Australia	16
Rio Tinto Zimbabwe:		16
– Patchway	Zimbabwe	16
– Renco	Zimbabwe	16

Iron Ore

Corumbá	Brazil	18
Hamersley:	Australia	18
– Brockman	Australia	18
– Channar	Australia	18
– Marandoo	Australia	18
– Mt Tom Price	Australia	18
– Paraburdoo	Australia	18
– Yandicoogina	Australia	18
Iron Ore Company of Canada	Canada	18
Robe River	Australia	18

Lead/Zinc

Kennecott Minerals:	US	13
– Greens Creek	US	13
Zinkgruvan	Sweden	20

Molybdenum

Bingham Canyon	US	14

Nickel

Empress refinery	Zimbabwe	19
Fortaleza	Brazil	19

Salt

Dampier Salt	Australia	19

Silver

Bingham Canyon	US	14
Escondida	Chile	11
Grasberg	Indonesia	12
Greens Creek	US	13
Zinkgruvan	Sweden	20

Talc
Luzenac	Australia/Europe/
	US/Canada	19

Tin

Neves Corvo	Portugal	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	19
Richards Bay Minerals mine and smelter	South Africa	19

Uranium

Energy Resources of Australia	Australia	20
– Ranger	Australia	20
Rössing	Namibia	20

RIO TINTO QUARTERLY PRODUCTION	Page 22